UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

February 22, 2011

E-Band Media, Inc.
 (Exact name of registrant as specified in its charter)

Delaware	000-54117	27-2951584
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

No. 5 West Section, Xidajie Street, Xinmi City,
Henan Province, P.R. China
(Address of principal executive offices) (Zip Code)

+86-371- 69999012
 (Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

E-BAND MEDIA, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

E-BAND MEDIA, INC.  IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF E-BAND MEDIA, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about February 22, 2011, to the holders of common stock, par value $0.0001 per share, and Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), of E-Band Media, Inc., a Delaware corporation (the “Company”, “we”, “us” or “our”).  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (also “Board”) to fill seats on the Company’s Board.  The resignation of the existing directors and the appointment of the new directors will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders.

On February  11, 2011, we entered into and closed a Securities Exchange Agreement (the “Securities Exchange Agreement”) with certain  shareholders and warrant holders, Dean Konstantine, Muzeyyen Balaban, Bernieta Masters, and Linda Masters, and with China Green Refractories Limited, a BVI corporation ("China Green"), and its shareholders, New-Source Group Limited, a BVI company, High-Sky Assets Management Limited, a BVI company, Joint Rise Investments Limited, a BVI company, Giant Harvest Investment Limited, a BVI company, and Mr. QIAN Yun Ting  (collectively the “China Green Shareholders”), pursuant to which we acquired 100% of the issued and outstanding capital stock of  China Green in exchange for 19,220 shares of our  Series A Preferred Stock.  Pursuant to the terms of the Securities Exchange Agreement, E-Band Media will effect a 1-for-14.375 reverse stock split ("Reverse Split") of its outstanding common stock. In addition, pursuant to the Securities Exchange Agreement, the China Green Shareholders acquired all 10,000,000 shares of our common stock from Mr. Konstantine ("Controlled Shares") and all of our outstanding warrants from Muzeyyen Balaban, Bernieta Masters, and Linda Masters (“Warrants”) for an aggregate purchase price of $250,000 and 100 shares of Series A Preferred Stock held by China Green Shareholders.  The Warrants were cancelled by the China Green Shareholders pursuant to the Securities Exchange Agreement. As a result of the Securities Exchange Agreement, the China Green Shareholders will own 98% of our issued and outstanding common stock on an as-converted common stock basis as of and immediately after the effectiveness of the Reverse Split as contemplated by the Securities Exchange Agreement.

As a result of the transactions contemplated in the Securities Exchange Agreement (the “Share Exchange”), China Green became a wholly-owned subsidiary of the Company and we have assumed the business and operations of China Green and its subsidiaries,  and its  VIE, Annec (Beijing) Engineering Technology Co., Ltd. a PRC limited company (“Beijing Annec”). All of our business operations are now conducted through our wholly-foreign owned Chinese subsidiary,  Zhengzhou Annec Industrial Co., Ltd. (“Annec”), and our VIE, Beijing Annec.  As disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 14, 2011, the Share Exchange resulted in a change in control of the Company.

Further and in connection with the Share Exchange, on February 11, 2011, Mr. Konstantine, our President, Chief Executive Officer, and a director, and Ms. Resma, our Chief Financial Officer, Treasurer, Secretary and a director, each submitted a resignation letter pursuant to which they resigned from all offices that they held effective immediately and from their positions as our directors.  The resignation of Ms. Resma was effective upon closing of the Share Exchange on February 11, 2011 (“Closing”).  Mr. Konstantine’s resignation as an officer was effective upon Closing and his resignation as a director will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our Board of Directors increased the size of the board to four directors and appointed LI Fuchao as our Chairman of Board of Directors to fill the vacancy created by Ms. Resma effective at Closing.  The Board of Directors also appointed Messrs.  LI Jiantao, SUN Zhaoqing and Ms. ZHENG Yang to fill the vacancies created by the resignation of Mr. Konstantine and increase in the size of the Board, which appointments will become effective upon the effectiveness of the resignations of Mr. Konstantine  on the tenth day following the mailing by us of this Schedule 14f-1 (the “Effective Date”).

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the Share Exchange on February  11, 2011, we had 100,000,000 authorized shares of common stock, par value $0.0001 per share, and 20,000,000 shares of Preferred Stock, of which 19,220 shares  has been designated Series A Preferred Stock,  par value $0.0001 per share.  Upon the closing of the Share Exchange,  11,150,000 shares of common stock were issued and outstanding and 19,220 shares of Series A Preferred Stock were issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.  Shares of Series A Preferred Stock will automatically convert into shares of common stock on the basis of one share of Series A Preferred Stock for 1,000 shares of common stock immediately subsequent to the effectiveness of a planned 1-for-14.375 reverse split of our outstanding common stock.  Upon the Reverse Split the 19,220 outstanding shares of Series A Preferred Stock will automatically convert into 19,220,000 shares of common stock, which will constitute 98 % of the issued and outstanding common stock of the Company subsequent to the Reverse Split. Holders of Series A Preferred Stock vote with the holders of common stock on all matters on an as-converted to common stock basis, based on an assumed post 1-for-14.375 reverse split (to retroactively take into account the Reverse Split).  For example, assuming 100 shares of Series A Preferred Stock are issued and outstanding on the record date for any stockholder vote, such shares, voting in aggregate, would vote a total of 1,437,500 voting shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of February 11, 2011, we had a total of 11,150,000 shares of common stock outstanding and 19,220 shares of Series A Preferred Stock outstanding.

           The following table sets forth, as of  February 11, 2011: (a) the names and addresses of each beneficial owner of more than five percent of our common stock known to us, the number of shares of common stock beneficially owned by each such person, and the percent of our common stock so owned; and (b) the names and addresses of each director and executive officer, the number of shares our common stock beneficially owned, and the percentage of our common stock so owned, by each such person, and by all of our directors and executive officers as a group. Unless otherwise indicated, the business address of each of our directors and executive offices is c/o Zhengzhou Annec Industrial Co. Ltd., 15/F, Central Bldg, 5 West St., Xinmi, Henan, China. Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership (1)		Percentage of Series A Preferred Stock	Percentage of Common Stock	Percent of Combined Voting Power of Common Stock and Series A Preferred Stock (2)

LI Fuchao, Chairman	Common Stock	7,843,138	(3)	-0-	70.3%	76.9%
	Series A Preferred Stock	14,824	(3)	77.1%	-0-

LI Jiantao,	Common Stock	-0-		-0-	-0-	-0-
President, Chief Executive Officer, Chief Financial Officer, and Director **	Series A Preferred Stock	-0-		-0-	-0-

SUN Zhaoqing, Vice President and	Common Stock	-0-		-0-	-0-	-0-
Director**	Series A Preferred Stock	-0-		-0-	-0-

WU Qichang, Chief Technology and	Common Stock	-0-		-0-	-0-	-0-
Officer	Series A Preferred Stock	-0-		-0-	-0-

Dean Konstantine, Director***	Common Stock	-0-		-0-	-0-	*
	Series A Preferred Stock	5		*	-0-

ZHENG Yang, Director **	Common Stock	-0-		-0-	-0-	-0-
	Series A Preferred Stock	-0-		-0-	-0-

All Officers & Directors as a	Common Stock	7,843,138		-0-	70.3%	76.9%
Group (6 people)	Series A Preferred Stock	14,829		77.2%	-0-

More than 5% Holders
LI Ling (4)	Common Stock	980,392		-0-	8.8%	9.6%
	Series A Preferred Stock	1,853		9.6%	-0-

* Individual owns less than 1% of our securities.
** To be our director as of the Effective Date.
***To resign as of the Effective Date.

(1)
As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. Includes shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants and such are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group.

(2)
Common Stock shares have one vote per share.  Excludes shares of Series A Preferred Stock which will automatically convert into shares of common stock on the basis of one share of Series A Preferred Stock for 1,000 shares of common stock upon the effectiveness of a planned 1-for-14.375 reverse split of our outstanding common stock.  Holders of Series A Preferred Stock vote with the holders of common stock on all matters on an as-converted to common stock basis, based on an assumed post 1-for-14.375 reverse split (to retroactively take into account the Reverse Split).  For example, assuming 100 shares of Series A Preferred Stock are issued and outstanding on the record date for any stockholder vote, such shares, voting in aggregate, would vote a total of 1,437,500 voting shares.

(3)	Includes shares held by New-Source Group Limited, a British Virgin Islands company. Mr. LI Fuchao is the sole director and beneficial owner.

(4)
Includes shares held by High-Sky Assets Management Limited, a British Virgin Islands company.  Ms. LI Ling is the sole director and shareholder. Excludes shares held by New-Source Group Limited.  The shares of New Source Group are held by Ms. LI Ling who holds the shares for the benefit of Mr. LI Fu Chao. Ms. LI Ling disclaims all beneficial ownership of such shares held by New-Source Group Limited.

CHANGES IN CONTROL

On February 11, 2011, pursuant to the Securities Exchange Agreement, we acquired 100% of the issued and outstanding capital stock of China Green in exchange for 19,220 shares of our Series A Preferred Stock constituting approximately 98% of our issued and outstanding capital stock on an as-converted to common stock basis as of and immediately after the consummation of the transactions contemplated by the Securities Exchange Agreement, including the Reverse Split.  As a result China Green became our wholly-owned subsidiary.  In addition, the Share Exchange resulted in a change in control of the Company.

In connection with the closing of the Share Exchange, on February  11, 2011, Mr. Konstantine, our President, Chief Executive Officer, and a director, and Ms. Resma, our Chief Financial Officer, Treasurer, Secretary and a director, each submitted a resignation letter pursuant to which they resigned from all offices that they held effective immediately and from their positions as our directors.  The resignation of Ms. Resma was effective upon closing of the Share Exchange on February 11, 2011 (“Closing”).  Mr. Konstantine’s resignation as an officer was effective upon Closing and his resignation as a director will become effective on the tenth day following the mailing by us of this Schedule 14f-1.

    In addition, our Board of Directors increased the size of the Board to four directors and appointed LI Fuchao as our Chairman of Board of Directors to fill the vacancy created by Ms. Resma effective at Closing.   The Board of Directors also appointed Messrs.  LI Jiantao, SUN Zhaoqing and Ms. ZHENG Yang to fill the vacancies created by the resignation of Mr. Konstantine and increase in the size of the Board, which appointments will become effective upon the effectiveness of the resignations of Mr. Konstantine  on the tenth day following the mailing by us of this Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Prior to the consummation of the Share Exchange, our Board of Directors consisted of two directors, Mr. Konstantine and Ms.  Resma.  Ms. Resma resigned as director, Treasurer and Chief Financial Officer  and Secretary on February 11, 2011.  Upon Ms. Resma’s resignation, Mr. LI Fu Chao was appointed as our Chairman of the Board of Directors on February 11, 2011.

Mr. Konstantine has submitted a letter of resignation and Messrs.  LI Fuchao and SUN Zhaoqing and Ms.  ZHENG Yang  have been appointed to our Board of Directors (the “New Directors”). The resignation of Mr. Konstantine and appointment of the New  Directors will both become effective 10 days after the filing and mailing of this Schedule 14f-1 (the “Effective Date”).  In addition, upon closing of the  Share Exchange, our executive officers were replaced by LI Jiantao, as President, SUN Zhaoqing, as vice president, and WU Qichang, as chief technology officer.

The following table and text set forth the names and ages as of our current directors, executive officers and significant employees as of the date of this report.  Our Board of Directors is comprised of only one class.  All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no family relationships among directors and executive officers.

Name	Age	Position
LI Fuchao	41	Chairman of Board, Director
LI Jiantao	40	President, CEO and CFO, and Director(1)
SUN Zhaoqing	65	Vice President and Director(1)
WU Qichang	73	Chief Technology Officer
ZHENG Yang	39	Director(1)
Dean Konstantine	57	Director(2)

(1)  Will become a director on the Effective Date.
(2)  Current director until the Effective Date.

Except for the appointments and resignation in connection with the Share Exchange, there are no arrangements or understandings between our directors and executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

Business Experience

LI Fuchao.  Mr. LI Fuchao became our Chairman in February 2011. He founded Annec in July 2003. He worked for Yuhua Industrial Co. Ltd. from 1996 to 2003. Mr. LI Fuchao graduated from Luoyang University of Technology in 1996 with a major in inorganic metal material. He has more than 15 years of experience in refractory material manufacturing industry.  He has knowledge and experience in refractory material’s manufacture, market development, maintenance and strategic investment. He is responsible for the Company’s market development, maintenance and strategic investment.

LI Jiantao.  Mr. LI Jiantao became our  President, CEO and CFO in February 2011. He joined Annec in July 2003. He worked for Attention Electricity Co., Ltd. from 1998 to 2003. Mr. LI Jiantao graduated from Jiaozuo Mining Institute in 1994 with a major in electric automatization.  He has more than ten years experience in corporate management and marketing.   His is responsible for the Company’s market development, maintenance and strategic investment.

SUN Zhaoqing.  Mr. SUN became our Vice-President in February 2011. He joined Annec in 2008.  He has worked for several refractory material manufacturing firms before 2008. He graduated from Henan Normal University in 1967 with a major in math. He has more than 40 years experience in refractory material corporate management and manufacturing.  He is responsible for the Company’s day-to-day operations.  He is also the chief executive officer of Zhengzhou Huawei Gear Company.

WU Qichang. Mr. WU became our Chief Technology Officer  in February  2011. He is a professor level senior engineer enjoying the Special Government Allowance granted by the State Council and the leader of the Expert Team of National Registered Metallurgical Exploration & Design Engineers. He has issued many papers in domestic publications, showing his original ideas about the methods of properly handling the coal injection amount of blast furnace and application theory of heat transfer in engineering design of blast furnaces, etc. He was awarded the State Excellent Design Gold Award, the State Excellent Design Silver Award, the second prize of the Excellent Design Award of the Ministry of Metallurgical Industry and the first prize of the National Award for Technological Invention. In 2000, he was awarded the title of National Engineering Design Master by the Ministry of Construction of PRC. He graduated from the Ferrous Metallurgy Major of Beijing University of Iron and Steel Technology in 1962.

Dean Konstantine. Mr. Konstantine has been a director since it was incorporated and was the previous president and chief executive officer. He was not an officer or director of AP Corporate Services, Inc. or of E-Band Media.com prior to AP's bankruptcy filing. Mr. Konstantine is also the Managing Director of Green Go Solar LLC, a company he formed in 2009 which is in the planning and permit stage of creating a 37 megawatt solar photo-voltaic generation plant on 160 acres of Mojave Desert property near Los Angeles. From 2001 to 2009 he was president of Konstantine Enterprises, a development Company building sustainable green buildings with integrated solar photo-voltaic energy generating systems for residential and commercial use. Prior to his work in solar energy he was a deputy sheriff, chief deputy sheriff, and for six years he served as President of the Riverside County Sheriff's Association, the collective bargaining agent for approximately 2,500 members of the Riverside County Sheriff's Department. He also served in the U.S. Marine Corps. As a green energy developer, Mr. Konstantine has negotiated numerous contracts and business relationships with organizations as large as Southern California Edison and the U.S. Bureau of Prisons and as small as sole proprietorships and homeowners, and as president of a Sheriff's Association, he represented approximately 2,500 peace officers in wage and benefit negotiations. We believe this experience will be invaluable in negotiating a business combination for the Company.

ZHENG Yang. Ms. ZHENG became a director of Annec in February 2011. She has been a vice-president of High-Sky Asset management Co., Ltd since 2010. She became a vice-chairman of Shang Hai Peng Cheng glass Co., Ltd since 2008. She was a strategic development director of West Holding development Co., Ltd from 2004 to 2007. She was a marketing manager and vice-president of Shang Hai Ji Guo investment Co., Ltd from 1999 and 2003. Ms. ZHENG worked at local Administration of Radio, Film and Television from 1994 to 1999. She received bachelor degree from He Nan normal university in 1994. Ms ZHENG familiar with corporate management and company strategy, and also have experience in investment.

Involvement in Certain Legal Proceedings

           To the best of our knowledge, during the past ten  years, none of our directors or executive officers were involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Family Relationships

There is no family relationship among any of our officers and directors.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based on Company’s knowledge, with the exception of failure of Mr. Konstantine and Ms. Resma’s to file Forms 3 and 4 during the fiscal year ended June 30, 2010, no other required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions with Related Persons

At December 31, 2008 and 2009, and September 30, 2010, Annec had loans payable to Messrs.  LI Fuchao, our chairman,  and LI Jiantao, our executive officer and president,  and two former owners and now employees of Annec. Annec and the lenders have not signed notes, there are no specific due dates, and no interest is paid on the loans. Money is transferred between lenders and Annec mainly for cash flow purposes. The amounts loaned and borrowed are short-term in nature and the balances at both year-ends are considered at the fair market value of the amounts owed. The following amounts were payable to the lendees as of December 31, 2008 and 2009, and September 30, 2010:

			2010
	2008	2009	(unaudited)

FAN Haixue	$1,178,839	$1,371,907	$-
LI Fuchao	466,867	468,028	722,364
LI Jiantao	122,553	73,129	-
FAN Yinling	-	-	182,688

Related Entities

The transactions contemplated by the Securities Exchange Agreement resulted in a change of control by issuance of our securities to the following entities and individuals:

•
New-Source Group Limited.   New-Source Group Limited is our major shareholder which owns approximately 76.9% of our common stock on completion of the Share Exchange.  Mr. LI Fuchao, our chairman, is a director of this entity.  The shares of this entity are held by Ms. LI Ling who holds the shares for the benefit of Mr. LI Fuchao. Ms. LI Ling disclaims all beneficial ownership of such shares held by New-Source Group Limited.

•
High-Sky Assets Management Limited.  High-Sky Assets Management Limited owns less than 10%  of our common stock on completion of the Share Exchange.  Ms. LI Ling is the director and shareholder of this entity.

•	Joint Rise Investment. Joint Rise Investment owns less than 5% of our common stock on completion of the Share Exchange. Mr. LEE Hon Wah is the director and shareholder of this entity.

•	Giant Harvest Investment. Giant Harvest Investment owns less than 5% of our common stock on completion of the Share Exchange. Ms. CHEUNG Yun Nai Annie is the director and shareholder of this entity.

•	Mr. Qian Yun Ting. Mr. Qian owns less than 2% of our common stock on completion of the Share Exchange.

Beijing Annec

           On January 16, 2011, prior to the reverse acquisition transaction, Beijing Annec entered into a contractual agreement, or the VIE Agreement, with Annec pursuant to which Beijing Annec became our VIE. The VIE structure is a common structure used to acquire PRC companies, particularly in certain industries where foreign investment is restricted or forbidden by the PRC government.  The VIE Agreements include the following arrangements:

           (1)           Exclusive Business Cooperation Agreement ("Cooperation Agreement"), where Annec, in general, becomes Beijing Annec's exclusive services provider to provide Beijing Annec with business support and technical and consulting services in exchange for an annual service fee equal to all of Beijing Annec's audited total amount of net income for such year;

           (2)           Equity Interest Pledge Agreement ("Pledge Agreement") under which Mr. LI Fuchao, our chairman and 100% owner of all of the equity interest in Beijing Annec (as of August 25, 2011), has pledge all of his equity interest in Beijing Annec to Annec as a guarantee of Beijing Annec's performance of its obligations under the Cooperation Agreement;

           (3)           Exclusive Option Agreement ("Option Agreement") under which Mr. LI Fuchao grants Annec an irrevocable right and option to acquire any and all of Mr. LI Fuchao's equity interest in Beijing Annec, as and when permitted by PRC laws, for an exercise price equal to the actual capital contributions paid in the registered capital of Beijing Annec by Mr. LI Fuchao unless an appraisal is required by applicable PRC laws; and

(4)          Power of Attorney ("POA") under which Mr. LI Fuchao grants Annec the right to (i) attend shareholders meetings of Beijing Annec, (ii) exercise all of Mr. LI Fuchao's shareholder's rights and shareholder's voting rights in Beijing Annec, including, but not limited to the sale or transfer or pledge or disposition of his stock in whole or in part, and (iii) designate and appoint on Mr. LI Fuchao's behalf the legal representative, the executive director and/or director, supervisor, the chief executive officer and other senior management of Beijing Annec.

           As a result of the foregoing structure, we control 100% of Beijing Annec and have rights to all of Beijing Annec's audited net income for such year revenues.

EXECUTIVE COMPENSATION

Summary Compensation Table

           The following table sets forth the information, on an accrual basis, with respect to the compensation of our and Annec's  executive officers for the fiscal years ended December 31, 2009 and December 31, 2008.  No compensation was paid to Mr. Konstantine and Ms. Resma during the fiscal year ended June 30, 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Non- Qualified Deferred Compen- sation Earnings	All Other Compen- sation ($)	Total ($)

			-	-	-	-	-	-
LI Fuchao(1)	2009	$16,573	-	-	-	-	-	-	$16,573
Chairman	2008	$13,172	-	-	-	-	-	-	$13,172

LI Jiantao(2)	2009	$13,475	-	-	-	-	-	-	$13,475
President, CEO and CFO	2008	$11,376	-	-	-	-	-	-	$11,376

SUN Zhaoqing(3)	2009	$13,433	-	-	-	-	-	-	$13,433
Vice president	2008	-	-	-	-	-	-	-	-

(1)	Mr. LI Fuchao serves as the chairman of Annec.
(2)	Mr. LI Jiantao serves as the president, CEO, and CFO of Annec.
(3)	Mr. SUN Zhaoqing serves as the vice president of Annec.

Options/SAR Grants

           During the last fiscal year, we have not granted any stock options or Stock Appreciation Rights (“SARS”) to any executive officers or other individuals.

Aggregated Option/SAR exercised and Fiscal year-end Option/SAR value table

           Neither our executive officers nor the other individuals listed in the tables above, exercised options or SARs during the last fiscal year.

Stock Option Plan

           We have not adopted a stock option plan.

Long-term incentive plans

           We have not adopted long term incentive plan.

Defined benefit or actuarial plan disclosure

           As required by Chinese law, our Chinese subsidiaries contribute 10% of an individual employee’s monthly salary to pension insurance.

Compensation of Directors

Our non-executive directors do not receive any compensation for services as a director and currently no compensation arrangements are in place for the compensation of directors.

Employment contracts and termination of employment and change-in-control arrangements

           None of our officers or employees is under an employment contract or has contractual rights triggered by a change in control of the company.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Audit, Nominating, Governance, and  Compensation Committees

Our Board of Directors currently does not have standing audit, nominating,  governance or compensation committees as of the date hereof and the entire board is performing the functions normally associated with an audit, nominating, governance and compensation committees. Accordingly  we have not adopted charters for such committees.  However, we anticipate the Company will in the future seek to form audit and other board committees in a manner consistent with Nasdaq listed companies.

Compensation Committee Interlocks and Insider Participation

As discussed above, we  have not established a Compensation Committee and our board of directors will serve this function.  No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other entity.

Executive and Director Compensation Determination

Our Board of Directors intends to  annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer, consider the modification of existing compensation, and the adoption of new plans.

Code of Conduct and Ethics

We have not adopted a Code of Conduct for our CEO and Senior Financial Officers.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.  Currently, our Chief Executive Officer is Mr. LI Jiantao and our Chairman is Mr. LI Fuchao. The Board of Directors believes that, at this time, having two different individuals serve as Chief Executive Officer and Chairman is the appropriate leadership structure for the Company.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Insider Transactions Policies and Procedures

The Company does not currently have an insider transaction policy.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a director, the Board of Directors considers the person’s qualities and skills, which include business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment, and service on other boards of directors. There are no specific minimum qualifications for nominees. The Board of Directors may employ a variety of methods for identifying and evaluating nominees for director.   In the event that vacancies are anticipated or otherwise arise, the Board of Directors will consider various potential candidates for director which may come to the Board of Directors’ attention through current Board members, professional search firms, stockholders or other persons. No fees have been paid to any third party to identify or evaluate potential director nominees.

In exercising its function of recommending individuals for nomination by the Board for election as directors, the Board of Directors considers nominees recommended by stockholders. The Board of Directors will consider candidates recommended by stockholders under the criteria summarized above. The Board of Directors will make an initial analysis of the qualities and skills of any candidate recommended by stockholders or others pursuant to the criteria summarized above to determine whether the candidate is suitable for service on our Board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a stockholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the Board of Directors as part of its review. The same identifying and evaluating procedures apply to all candidates for director nomination, including candidates submitted by stockholders.

If you would like the Board of Directors to consider a prospective candidate, please submit the candidate’s name and biographical description to: E-Band Media, Inc. c/o Zhengzhou Annec Industrial Co., Ltd., No.5 West Section, Xidajie Street, Xinmi City, Henan Province, P.R. China,  Attention:  LI Jiantao, Chief Executive Officer.

Board of Directors’ Meetings

During our fiscal year ended June 30, 2010, we held one meeting of the Board of Directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

            Except for acts or omissions which involve intentional misconduct, fraud or known violation of law, there shall be no personal liability of a director or officer to the Company, or to its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought that such person is not fairly and reasonably entitled to indemnification for such expenses.

 Insofar as indemnification for liabilities arising under the Securities Act of 1933 as amended (the “Securities Act”)  may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, we have been informed that in the opinion of the SEC indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the Share Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

E-Band Media, Inc.
c/o Zhengzhou Annec Industrial Co., Ltd., No.5 West Section, Xidajie Street, Xinmi City,
Henan Province, P.R. China

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

E-BAND MEDIA, INC.

Date: February 22, 2011	By:	/s/ LI Jiantao
LI Jiantao
Chief Executive Officer and President